LION LAND BERHAD (415-D)

A Member of The Lion Group

03003537

31 December 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

03 JAN 31 AM 7:21

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith a copy of the General Announcement dated 30 December 2002, Re: Proposed disposal of a piece of industrial land with buildings erected thereon for a sale consideration of RM93.15 million for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 2/4

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LLB on 30-12-2002 05:58:53 PM
Reference No LL-021230-6D258

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ◉ **Announcement** ○ **Reply to query**

* Subject :
Proposed disposal of a piece of industrial land with buildings erected thereon for a sale consideration of RM93.15 million ("Proposed Disposal")

* **Contents :-**

The Company wishes to announce that the Company and Likom Caseworks Sdn Bhd ("LCW") had on 28 December 2002, mutually agreed to terminate the conditional sale and purchase agreement dated 9 August 2000 entered into between the Company, Narajaya Sdn Bhd, Likom Electronic Pte Ltd ("LEPL") and LCW for the disposal of a piece of industrial land held under H.S. (D) 34924, P.T. No. 3852, Mukim Cheng, Daerah Melaka Tengah, Melaka measuring 37.513 hectares together with buildings erected thereon to LCW for a sale consideration of RM93.15 million to be satisfied by the issuance of ordinary shares in LEPL, a company en route to a listing on the Singapore Exchange Securities Trading Limited.

Shareholders of the Company and potential investors are requested to refer to the announcement made on 10 August 2000 for further details of the Proposed Disposal.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

30 DEC 2002